SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 11)
LNB Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
502100-10-0

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	502100-10-0	Page	2	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		284,600*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		284,600*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,600*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 200,100 shares owned by the Richard M. Osborne Trust and 84,500 shares owned by OsAir, Inc.

CUSIP No.	502100-10-0	Page	3	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		200,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,100

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	4	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OsAir, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		84,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		84,500

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	502100-10-0	Page	5	of	8
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 11 to Schedule 13D is filed by Richard M. Osborne, the Richard M. Osborne Trust (the “Osborne Trust”), an Ohio trust, OsAir, Inc. (“OsAir” and, together with Mr. Osborne and the Osborne Trust, the “Osborne Entities”), an Ohio corporation (each a “Reporting Person” and together, the “Reporting Persons”), relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc. (“LNB”), an Ohio corporation.
Item 2. Identity and Background.
     Item 2 is amended and supplemented as follows:
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Mr. Osborne, the Osborne Trust and OsAir. Mr. Osborne is the sole trustee of the Osborne Trust and the president, chief executive officer, chairman of the board and majority shareholder of OsAir.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of OsAir is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A hereto is the name, address, citizenship and principal business of each corporation in which the occupations of such directors and executive officers are conducted.
     (b) The business address of OsAir is 8500 Station Street, Suite 113, Mentor, Ohio 44060.
     (c) The principal business of OsAir is property development and manufacturer of industrial gases for pipeline delivery.
     (d) Negative with respect to OsAir and each executive officer and director of OsAir identified on Schedule A.
     (e) Negative with respect to OsAir and each executive officer and director of OsAir identified on Schedule A.
     (f) OsAir is organized under the laws of the State of Ohio.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by OsAir were acquired for the aggregate purchase price of approximately $540,865 (excluding commissions) with a combination of working capital of OsAir and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by OsAir.

CUSIP No.	502100-10-0	Page	6	of	8
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     Mr. Osborne, the Osborne Trust and OsAir have ceased to be members of a group for purposes of Rule 13d-1(k)(1) with each of Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), an Ohio limited partnership, and the Steven A. Calabrese Profit Sharing Trust (together with Mr. Calabrese and CCAG, the “Calabrese Entities”), an Ohio trust.
     On February 16, 2009, Crain’s Cleveland Business reported that Mr. Osborne would seek to replace LNB’s board chairman, James R. Herrick, and join the board himself. Mr. Osborne intends to conduct a proxy campaign to elect his nominees to LNB’s board at this year’s annual meeting of shareholders. Mr. Calabrese will not be a participant in Mr. Osborne’s proxy and the Calabrese Entities have not jointly beneficially owned or controlled any Shares with the Osborne Entities since May 7, 2008.
     In addition, Mr. Osborne may initiate other plans proposals that would result in a change in the present board of directors or management of LNB and a change to the articles of incorporation, or code of regulations of LNB.
     Other than as disclosed in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of OsAir or the executive officers and directors of OsAir indentified on Schedule A currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNB;
     (ii) the sale or transfer of a material amount of assets of LNB;
     (iii) a change in the present board of directors or management of LNB;
     (iv) a material change in the present capitalization or dividend policy of LNB;
     (v) a material change in the business or corporate structure of LNB;
     (vi) a change to the articles of incorporation, or code of regulations of LNB, or an impediment to the acquisition of control of LNB by any person;
     (vii) the delisting from the Nasdaq Global Market of LNB’s Shares;
     (viii) a class of equity securities of LNB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     OsAir reserves the right to modify its plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending

CUSIP No.	502100-10-0	Page	7	of	8
on market conditions. Further, subject to applicable laws and regulations, OsAir may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b), 5(c) and 5(e) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 7,295,663 Shares outstanding.
     Mr. Osborne beneficially owns 284,600 Shares, or 3.9% of the outstanding Shares, including 200,100 Shares owned by the Osborne Trust and 84,500 Shares owned by OsAir. The Osborne Trust owns 200,100 Shares, or 2.7% of the outstanding Shares. OsAir owns 84,500 Shares, or 1.2% of the outstanding Shares.
     (b) As president, chief executive officer, chairman of the board and majority shareholder, Mr. Osborne has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by OsAir.
     (c) In the past 60 days, OsAir purchased 84,500 Shares in open market transactions as set forth below. The Reporting Persons have not effectuated any other transactions in the Shares in the past 60 days.

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/14/2009	70,000	$6.60
1/22/2009	5,000	$6.00
2/03/2009	600	$5.05
2/04/2009	8,900	$5.15
     (e) On February 16, 2009, upon termination of the Rule 13d-1(k)(1) group described in Item 4, the Osborne Entities ceased to be the owner of more than five percent of the Shares.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 4, 2009

/s/ Richard M. Osborne
Richard M. Osborne, Individually

Richard M. Osborne Trust
/s/ Richard M. Osborne
By: Richard M. Osborne, sole trustee

OsAir, Inc.
/s/ Richard M. Osborne
By: Richard M. Osborne, president and CEO

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement